Mike Norona
Executive Vice President-Chief Financial Officer

Advance Stores Company, Incorporated
5008 Airporat Road
Roanoke, VA 24012

Phone: 952-715-5069
E-mail: mike.norona@advance-auto.com
May 24, 2012

Andrew D. Mew
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3561

Via E-mail AND EDGAR

Re:    Advance Auto Parts, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 28, 2012
File No. 001-16797

Dear Mr. Mew,

This letter sets forth the response of Advance Auto Parts, Inc. (the “Company”) to the comment letter, dated May 10, 2012, of the staff of the Division of Corporation Finance (the “Staff”) to the Form 10-K for the Fiscal Year Ended December 31, 2011 filed on February 28, 2012 (the “2012 10-K”). In order to ease your review, we have repeated each of the comments in its entirety.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies, page 31

1. We note your disclosure throughout Management's Discussion and Analysis of Financial Condition and Results of Operations that higher shrink expense was one of the factors contributing to a decrease in gross profit compared to the prior year. Please supplement your discussion here to discuss how accurate your estimates have been in the past and whether your estimates have changed significantly in the past based on physical inventory counts or other factors. Further, please tell us the reason(s) for the increase in shrink during fiscal 2011. You disclose the reasons you could be required to revise your estimates of required reserves in the future, however it is not clear if there was one or several factors contributing to the increase in shrink expense in fiscal 2011.

United States Securities and Exchange Commission
May 24, 2012

Response: Our inventory shrink estimates can reasonably vary throughout the year and are developed based on the best information available to us, which primarily consists of the results from full physical inventories completed in substantially all our stores over the course of the year, other targeted inventory counts in our stores and cycle counts in our distribution centers. Historically, we have not experienced material adjustments to our shrink reserve since we are continually making adjustments on a store-by-store basis as information becomes available. Over the last three years, our shrink rate has fluctuated less than 30 basis points. In 2011, we experienced an increase in shrink expense based on the unfavorable results from the completion of physical inventories in our stores.

In future filings on Form 10-K, we propose to revise the discussion of our shrink reserve as follows:

“Shrink may occur due to theft, loss or inaccurate records for the receipt of merchandise, among other things. We establish reserves for estimated store shrink at a point in time based on results of physical inventories conducted by independent third parties in substantially all our stores over the course of the year, results from other targeted inventory counts in our stores and historical and current loss trends. In our distribution facilities, we perform cycle counts throughout the year to measure actual shrink and to estimate reserve requirements. We believe we have sufficient current and historical knowledge to record reasonable estimates for our shrink reserve and that any differences in our shrink rate in the future would not have a material impact on our shrink reserve.

While our shrink expense increased in 2011 from a loss of inventory as determined by the completion of physical inventories in our stores, our shrink rate has fluctuated less than 30 basis points over the last three years. Historically, we have not experienced material adjustments to our shrink reserve. Furthermore, we have consistently completed a similar number of physical inventories at comparable times throughout the year.”

Item 8. Financial Statements and Supplementary Data

Notes to the Consolidated Financial Statements, page F-9

17. Contingencies, page F-31

2. We refer you to the lawsuits regarding exposure to asbestos-containing products. Based on your disclosure a material adverse verdict appears reasonably possible. If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, in your next periodic filing, please either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made. Please refer to FASB ASC 450-20-50.

United States Securities and Exchange Commission
May 24, 2012

If you conclude that you cannot estimate the reasonably possible additional loss or range of loss, please supplementally explain to us: (1) the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure and (2) for each material matter, what specific factors are causing the inability to estimate and when you expect those factors to be alleviated. We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes.

Response: We have not disclosed a reasonably possible range of loss in connection with asbestos matters in addition to the amount accrued for asbestos matters because our potential additional liability in respect of these matters is not reasonably estimable. Developing a reasonable estimate would require at a minimum that we be able to project with a reasonable degree of accuracy the rate at which claims will be filed against us. Our experience has been that the overall trends in terms of the rate of filing of asbestos-related claims with respect to all potential defendants has changed over time, and that filing rates as to us in particular have varied over the last several years. We are a peripheral defendant - that is, we have never manufactured asbestos or asbestos-containing components. As a result, claim filing rates against us have yet to form a predictable pattern, and we are unable to project a practicable estimate of our future filing rate. Without a reasonable basis upon which to project a future claim filing rate we are unable to reasonably estimate our asbestos liability with respect to claims that may be filed in the future. We are unable to determine at this time when or if the filing rates will stabilize sufficiently to be predictable enough to estimate additional potential liability.

We will revise our disclosure in future filings to disclose that we are unable to reasonably estimate our potential additional liability with respect to lawsuits regarding exposure to asbestos containing products.

As part of our overall quarterly legal review, we review the reserve for our pending asbestos cases by adding dismissals and settlements since the previous quarter's review to cumulative data from a multi-year period which is representative of our experience (currently the past nine years). We then calculate a new settlement rate and average cost per closed matter based on the results of this analysis. These new averages and any other known circumstances related to a specific case are applied to the number of pending cases which yield an estimate of the total potential liability for the asbestos portfolio at that time. Historically, our calculated estimate of the potential liability for the asbestos portfolio at any point in time has been immaterial. Periodically, not less than every six months, we review the multi-year period used to calculate the averages applied during the year to determine if a different period needs to be chosen for calculations going forward, or whether the simple roll forward of the nine-year period is appropriate. In addition to our General Counsel and legal staff, our quarterly legal review includes the Chief Financial Officer and Controller.

United States Securities and Exchange Commission
May 24, 2012

Note 21. Segment and Related Information, page F-37

3. We note your disclosure on page 3 that stores within your AAP reportable segment are operated and divided into three geographic areas and that this segment also includes your e-commerce operations. Please tell us the operating segments you have identified for each reportable segment and expand your disclosure to state whether operating segments have been aggregated. See FASB ASC 280-10-50-21.

Response: Our AAP reportable segment is comprised of our three geographic areas which primarily include stores in the Northeastern, Southeastern and Midwestern areas of the United States. These areas are individually considered operating segments pursuant to ASC 280-10-50-01 and are aggregated as allowed by ASC 280-10-50-11.

Our e-commerce operations primarily consist of sales from our online website and Commercial ordering platform as part of our integrated operating approach of serving our Do-It-Yourself (“DIY”) and Commercial customers. Our online website allows our DIY customers to pick up merchandise at a conveniently located store or have their purchases shipped directly to them. Over two-thirds of our online sales are picked up at store locations. Through our online ordering platform, our Commercial customers can conveniently place their orders with a designated store location. Accordingly, sales processed through our stores are reflected in our geographic area results.

From a Chief Operating Decision Maker (“CODM”) perspective, e-commerce is viewed as another means of reaching the same types of customers served by our stores and therefore we do not provide discrete financial information on e-commerce as part of the CODM reporting package. The inclusion of the store pick-up and online Commercial sales in our geographic area results further supports the close relationship of e-commerce and our retail operations. We review our operating segments on a quarterly basis, or at any time that facts and circumstances dictate that a change may have occurred with respect to an existing segment or resulting in the identification of a new segment.

In future filings, we propose to revise the introductory language in our segment footnote to be more specific with regard to what operating segments we aggregate for reportable segment purposes as follows:

“The Company has the following two reportable segments: AAP and AI. As of December 31, 2011, the AAP segment is comprised of 3,460 stores in the Northeastern, Southeastern and Midwestern areas of the United States (included in the Southeastern area are 26 stores in Puerto Rico and the Virgin Islands). These stores, which operate under the trade names “Advance Auto Parts,” “Advance Discount Auto Parts” and “Western Auto,” offer a broad selection of brand name and proprietary automotive replacement parts, accessories and maintenance items for domestic and imported cars and light trucks. We aggregate the financial results of AAP's geographic areas, which are individually considered operating segments, due to the economic similarities of those areas.

United States Securities and Exchange Commission
May 24, 2012

Included in our geographic areas are sales generated from our e-commerce platforms. Our e-commerce platforms primarily consist of our online website and Commercial ordering platform as part of our integrated operating approach of serving our DIY and Commercial customers. Our online website allows our DIY customers to pick up merchandise at a conveniently located store location or have their purchases shipped directly to them. The majority of our online sales are picked up at store locations. Through our online ordering platform, Commercial customers can conveniently place orders with a designated store location.

The AI segment consists solely of the operations of Autopart International, and operates stores under the “Autopart International” trade name. AI mainly serves the Commercial market from its 202 stores, as of December 31, 2011, primarily located in the Northeastern and Mid-Atlantic regions of the United States and Florida. We aggregate the financial results of AI's geographic areas, which are individually considered operating segments, due to the economic similarities of those areas.”

Conclusion:

As requested in your letter, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company further understands that the Division of Enforcement has access to all information provided to the Staff of the Division of Corporation Finance in the Staff's review of the Company's filing or in response to the Staff's comments on the Company's filing.

Thank you for your attention to the Company's response to your comment. Should you have any questions or comments with respect to this filing, please call me at (952) 715-5069 or e-mail at mike.norona@advance-auto.com.

United States Securities and Exchange Commission
May 24, 2012

Sincerely,

/s/ Michael A. Norona

Michael A. Norona
Executive Vice President and Chief Financial Officer

cc:    Scott Stringer (Securities and Exchange Commission)
Christina Melendi (Bingham McCutchen LLP)